

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05047305

March 14, 2005

David G. Pursel
Vice President, General Counsel &
Corporate Secretary
LSI Logic Corporation
1551 McCarthy Blvd.
Milpitas, CA 95035

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/14/2005

Re: LSI Logic Corporation
Incoming letter dated February 25, 2005

Dear Mr. Pursel:

This is in response to your letter dated February 25, 2005 concerning the shareholder proposal submitted to LSI by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel


PROCESSED
MAR 17 2005
THOMSON
FINANCIAL

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters
Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

David G. Pursel
Vice President
General Counsel
and Secretary

LSI Logic
Corporation

1551 McCarthy Blvd
Milpitas CA 95035

408.954.3192
Fax 408.433.6896

LSI LOGIC®


RECEIVED
FEB 28 2005
213

Sent Via Overnight Mail and Facsimile

February 25, 2005

Office of the General Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: LSI Logic Corporation – Omission of Shareholder Proposal Pursuant to Rule 14a-8

To Whom It May Concern:

This letter is to inform you that it is the intention of LSI Logic Corporation (the "Company"), a Delaware corporation, to omit from its proxy statement and form of proxy for its 2005 annual meeting of stockholders (the "2005 Proxy Materials") a stockholder proposal (the "Proposal") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent"). This no-action letter is being submitted fewer than 80 days before the Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "SEC"). Rule 14a-8(j) provides that the staff of the Division of Corporation Finance (the "Staff") may permit the Company to make its submission fewer than 80 days before the Company files its 2005 Proxy Materials if the Company demonstrates good cause for missing the deadline. Because of the facts described below, the Company respectfully requests a waiver of the 80-day requirement and submits that, in light of these facts, the Company had "good cause" for its inability to meet the 80-day requirement and respectfully requests the Staff to concur with the Company's view that the Proposal is excludable pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

The Proposal requests that the Company's board of directors (the "Board") establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company. The Proposal and related correspondence are attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. In addition, pursuant to Rule 14a-8(j)(1), a copy of this letter is also being simultaneously provided to the Proponent.


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2005
WASH. D.C.
213
SECTION

Request for Waiver of Deadline Pursuant to Rule 14a-8(j)(1)

The Company received the Proposal from the Proponent on December 1, 2004, one day before the deadline for receiving stockholder proposals as set forth in the Company's Proxy Statement dated April 1, 2004. At that time, the Company was anticipating the impending publication of FAS 123 (revised 2004) ("FAS 123(R)"), which requires the expensing of employee equity-based compensation. The Financial Accounting Standards Board ("FASB") published FAS 123(R) on December 16, 2004, pursuant to which the Company is required to expense stock options beginning on July 4, 2005, which is the first day of the Company's third fiscal quarter.

As a cost savings measure, the Company was already scheduled to shut down its U.S. operations for a period of two weeks, starting on December 20, 2004. The Company currently expects to file it's the 2005 Proxy Materials on or about April 4, 2005. In order for the Company to meet the deadline set forth in Rule 14a-8(j)(1), it would have to file a no-action request no later than Friday, January 7, 2005, the first week of resumption of operations after the two-week mandatory shutdown.

The Company attempted to resolve this matter directly with the Proponent. Since early January 2005, the undersigned has left several voice messages for Edward Durkin of the Proponent's Corporate Affairs Department and Douglas McCarron, who is the Proponent's General President. In addition, the Company sent a letter dated February 18, 2005, to Mr. Durkin via registered mail and faxed the same letter to Mr. Durkin, requesting cooperation in resolving of this matter. To date, the undersigned has neither received a single response to any of the phone messages left with either Mr. Durkin or Mr. McCarron, nor received a response to the letter sent to Mr. Durkin.

Given that to date, the Staff has granted no-action requests for 12 companies, including Intel Corporation, EMC Corporation and Time Warner, Inc., the Company believes that the Staff would have granted the Company's no-action request had the Company submitted the request in a timely manner.

For the reasons listed above, we respectfully request the SEC to waive the deadline set forth in Rule 14a-8(j)(1).

Reasons for Exclusion

The Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has already substantially implemented the proposal. The SEC has noted that, for a proposal to be omitted as moot under this rule, the proposal need not be implemented in full or precisely as presented. See *Exchange Act Release No. 34-20091 (August 16, 1983)*. The Division of Corporation Finance has consistently taken the position that shareholder proposals have been substantially implemented within the scope of Rule 14a-8(i)(10) when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal. See *The Gap, Inc.* (March 16, 2001) and *Kmart Corp.* (February 23, 2000).

On December 16, 2004, the FASB published FAS 123(R), which requires the expensing of employee equity-based compensation. The Company expects to implement FAS 123(R) beginning on July 4, 2005, which is the first day of the Company's third fiscal quarter. In this regard, we note that the Company's compliance with FAS 123(R) results in the expensing of all covered share payments, not just stock options. This result is broader than what is set forth in the Proposal. The Company has communicated its intention to implement FAS 123(R) to the Proponent in a letter dated February 18, 2005. Moreover, FAS 123(R) requires this treatment earlier than the Proposal would because FAS 123(R) requires this change beginning in a company's first annual or interim reporting period after June 15, 2005, whereas the Proposal would not require this change until the Company issues its annual report for the fiscal year ended December 31, 2005 in early 2006. Therefore, inclusion of the Proposal in the Proxy Materials would be asking the stockholders to consider a proposal that, by the time it would apply, will have been implemented already.

We note that as of the date of this letter, the Staff has previously granted no-action relief to 12 other companies seeking to exclude either the identical proposal the Company has received from the Proponent or a similar proposal from other proponents.

The Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company excludes the Proposal from its Proxy Materials for the reasons stated above. If you have any questions regarding this matter or seek additional information, please do not hesitate to contact the undersigned by telephone at (408) 954-3192 or by email at dpursel@lsil.com.

Very Truly Yours,



David Pursel
Vice President, General Counsel & Corporate Secretary

Cc: Edward J. Durkin, United Brotherhood of Carpenters and Joiners of America

Exhibit A



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA FACSIMILE 408-433-6896]

David G. Pursel
Corporate Secretary
LSI Logic Corporation
1621 Barber Lane
Milpitas, GA 95035

December 1, 2004

Dear Mr. Pursel:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the LSI Logic Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the stock option expensing. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 6,200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Stock Option Expensing Proposal

Resolved: That the stockholders of LSI Logic Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123) Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings.

> Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns recently reported that more than 483 companies are expensing stock options or have indicated their intention to do so. 113 of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, February 12, 2004, "Companies that currently expense or intend to expense using the fair value method.")

This Fund and other Building Trades' union pension funds have sponsored numerous expensing proposals over the past two proxy seasons. Majority votes in support of the proposals were recorded at over fifty companies, including Georgia-Pacific, Thermo Electron, Apple Computer, Intel, IBM, Novell, PeopleSoft and Kohl's. We urge your support for this important reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: LSI Logic Corporation
Incoming letter dated February 25, 2005

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

There appears to be some basis for your view that LSI may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if LSI omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that LSI did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Rebekah J. Toton
Attorney-Advisor